UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ecolab Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number)

Mike Rodden, Esq.

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278865100

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,190,236 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 29,190,236 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,190,236 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)    All shares of common stock, $1.00 par value (the “Common Stock”), of Ecolab Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)    Based on 288,858,441 shares of Common Stock outstanding as of January 31, 2018, as reported on the Issuer’s Form 10-K filed on February 23, 2018.

CUSIP No. 278865100

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,190,236 (1)

	8.	Shared Voting Power 4,366,426 (2)

	9.	Sole Dispositive Power 29,190,236 (1)

	10.	Shared Dispositive Power 4,366,426 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,556,662 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)    All shares of common stock, $1.00 par value (the “Common Stock”), of Ecolab Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)    For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)    Based on 288,858,441 shares of Common Stock outstanding as of January 31, 2018, as reported on the Issuer’s Form 10-K filed on February 23, 2018.

CUSIP No. 278865100

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,366,426 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,366,426 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,426 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)    For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)    Based on 288,858,441 shares of Common Stock outstanding as of January 31, 2018, as reported on the Issuer’s Form 10-K filed on February 23, 2018.

CUSIP No. 278865100

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,366,426 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,366,426 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,366,426 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)    For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)    Based on 288,858,441 shares of Common Stock outstanding as of January 31, 2018, as reported on the Issuer’s Form 10-K filed on February 23, 2018.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment”) relates to the Common Stock, $1.00 par value per share (the “Common Stock”) of Ecolab Inc. (the “Issuer”). Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) jointly file this Amendment to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 29, 2011, as amended August 24, 2011; August 29, 2011; December 9, 2011; February 23, 2012; and May 7, 2012. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits to this Schedule 13D, as amended, is expressly incorporated herein by reference and the response to each Item of this Amendment is qualified in its entirety by the provisions of such exhibits.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 3.                            Source and Amount of Funds or Other Consideration

On March 7, 2018, Cascade purchased 694,343 shares of Common Stock with its working capital for an aggregate purchase price of $91,721,198.95.

Item 5.                            Interest in Securities of the Issuer

(a)         See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of March 7, 2018.

(b)         See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of March 7, 2018.

(c)          During the period from January 7, 2018, through March 7, 2018, Cascade purchased 694,343 shares of Common Stock, as set forth in Exhibit 99.1 hereto.

(d)         None.

(e)          Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, other than (1) the relationships mentioned above and (2) the Joint Filing Agreement among the Reporting Persons, dated July 29, 2011, included with the Reporting Persons’ Schedule 13D filed on July 29, 2011.

Item 7.                            Material to be Filed as Exhibits

Exhibit 99.1	Purchase transactions during the period from January 7, 2018 through March 7, 2018.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3) (4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)             This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 29, 2011 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on July 29, 2011, SEC File No. 005-30248 and incorporated by reference herein.

(2)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).